Exhibit 99.1

Silver Wheaton Corp.
Annual Meeting of Holders of
Common Shares
May 23, 2012

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Resolution #1: Election of Directors

The eight nominees listed below were elected as directors of the Corporation by a majority vote cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

Nominees	Number of Shares in Favour	Percentage of Votes Cast
Lawrence I. Bell	180,179,704	98.54%
George L. Brack	161,396,087	88.26%
John A. Brough	154,485,654	84.48%
R. Peter Gillin	166,286,896	90.94%
Douglas M. Holtby	165,603,611	90.60%
Eduardo Luna	156,341,785	85.50%
Wade D. Nesmith	152,735,785	83.53%
Randy V.J. Smallwood	174,595,791	95.48%

Resolution #2: Appointment of Auditors

On a show of hands, the Chairman declared that the shareholders appointed Deloitte & Touche LLP, Chartered Accountants, as auditors and authorized the directors to fix their remuneration.